DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

RECEIVED
2008 AUG 11 A 9:0

SUPPL

42E

29 July 2008

DSM reports best quarter ever and raises full-year outlook

- *Very strong Q2 result based on 17% organic sales growth.*
- *Changing dynamics in vitamin business drive significantly higher profitability in Life Sciences.*
- *Materials Sciences performing well against difficult economic background.*
- *EBIT from continuing operations up 19% to EUR 276 million.*
- *Earnings per share 34% higher.*
- *Guidance raised: 2008 EBIT from continuing operations expected to be around EUR 970 million, with potential upside.*
- *Execution of Vision 2010 strategy fully on track.*

Commenting on the results, Feike Sijbesma, chairman of the DSM Managing Board, said: *'This is the strongest quarterly result in DSM's history. DSM benefited during the quarter from favorable market conditions in particular in Nutrition, where changing dynamics in the vitamins business are taking place which are in large part expected to be sustainable over the medium term. As a result of the performance in Nutrition, and with our other businesses performing solidly despite the more difficult macro-economic environment, we have been able to raise our guidance by around EUR 100 million on what was already expected to be a record year for DSM.*

'DSM is continuing to see the benefits of our decision to focus on Life Sciences and Materials Sciences. Our work to complete the transformation continues apace and we believe that DSM is well placed to exploit the opportunities arising from the reshaping of our business.'

08004125

PROCESSED
AUG 1 2 2008
THOMSON REUTERS

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.
The English language version of the press release is leading.

second quarter 2008	second quarter 2007	+/-	in EUR million	first half 2008	first half 2007	+/-
			Continuing operations:			
2,430	**2,177**	**12%**	Net sales	**4,761**	**4,301**	**11%**
382	334	14%	Operating profit before depreciation and amortization (EBITDA)	718	628	14%
276	**231**	**19%**	Operating profit (EBIT)	**512**	**424**	**21%**
109	73	49%	- Nutrition	188	136	38%
29	30	-3%	- Pharma	37	38	-3%
70	73	-4%	- Performance Materials	150	148	1%
26	21	24%	- Polymer Intermediates	66	52	27%
65	51	27%	- Base Chemicals and Materials	113	80	41%
-23	-17		- Other activities	-42	-30	
			Discontinued operations (DSM Special Products):			
26	21		Net sales	53	43	
1	-3		Operating profit before depreciation and amortization (EBITDA)	3	-2	
1	-4		Operating profit (EBIT)	2	-5	
			Total DSM:			
2,456	**2,198**	**12%**	Net sales	**4,814**	**4,344**	**11%**
277	**227**	**22%**	Operating profit (EBIT)	**514**	**419**	**23%**
193	**158**	**22%**	**Net profit before exceptional items**	**355**	**286**	**24%**
-	-111		Net result from exceptional items	-	-111	
193	**47**	**411%**	Net profit	**355**	**175**	**203%**
			Net earnings per ordinary share in EUR:			
1.15	0.86	34%	- before exceptional items, continuing operations	2.10	1.54	36%
1.15	0.25	460%	- including exceptional items, continuing operations	2.10	0.94	223%
1.15	0.24	479%	- including exceptional items, total DSM	2.10	0.92	228%

In this report:

- *'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items.*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*
- *'continuing operations' refers to the DSM operations excluding DSM Special Products.*

Overview

DSM's strongest ever quarterly result in Q2 2008 was driven by an almost 50% uplift in operating profit in the Nutrition cluster and DSM also benefited from continued high fertilizer prices arising from strong agricultural markets. DSM's Performance Materials and Polymer Intermediates clusters are seeing some impact of the generally worsening economic conditions but are well placed to manage through this period, benefiting from the quality of their product portfolios and in particular the strong growth of DSM Dyneema.

The key driver behind the performance in Nutrition has been DSM's vitamin business, which is benefiting from a number of changes that are taking place across its markets and the industry. Customers around the world have heightened awareness of quality and safety issues in food and feed products. DSM is benefiting from its emphasis on quality, reliability and traceability which has become vitally important to these customers. DSM's strategy to focus on innovation and differentiation is gaining traction and DSM is being recognized as a driving force for innovation in the industry. DSM is the most integrated industry player, well placed to serve these customers with higher added value premixes and base vitamins, in both of which it has a strong position.

Furthermore, changing dynamics especially in China are driving changes in vitamin markets. Some competitors have been impacted by additional investments and costs for environmental and quality reasons, the increase in energy and raw material prices, inflation, privatizations and local exchange-rate movements. On top of this, market supply currently is tight because of strong market growth in combination with reduced or at best stable capacities. All these various factors have come together in the last 12 months and have resulted in significantly higher pricing across the industry.

It is expected that a large part of these elements are longer lasting structural changes, which gives comfort that the improved profitability in vitamins can be sustained over the medium term, although specific dynamics exist for each individual product and end-market.

Net sales

in EUR million	**second quarter 2008**	**2007**	differ-ence	vol-umes	prices	exch. rates	other
Nutrition	689	570	21%	10%	19%	-9%	1%
Pharma	237	230	3%	5%	4%	-6%	-
Performance Materials	624	606	3%	5%	2%	-4%	0%
Polymer Intermediates	326	299	9%	9%	8%	-8%	-
Base Chemicals and Materials	437	376	16%	-6%	24%	-3%	1%
Other activities	117	96					
Total, continuing operations	2,430	2,177	12%	5%	12%	-6%	1%
Discontinued operations	26	21					
Total	2,456	2,198					

For Q2 2008, sales from continuing operations increased by 12%. Organic sales growth (17%) even accelerated compared to Q1 (14%). All clusters grew much faster than the strategic target of 5%. Exchange rates had on balance a negative effect of 6%, mainly caused by a 14% lower US dollar. The resilience of most of the businesses against the economic headwind was expected, as it is one of the main objectives of the transformation process DSM is going through. However, the fact that most businesses were able to accelerate their growth in the current environment has exceeded expectations.

The Nutrition cluster showed a strong increase in both volumes and prices, which mainly reflects the changes in the structure of the vitamins business. In Polymer Intermediates a substantial volume and price increase was realized. The Pharma and Performance Materials cluster showed steady organic growth. Within Base Chemicals & Materials all businesses showed a negative volume growth, caused by the natural decline in DSM Energy and incidentals such as the ammonia outage. However, selling prices increased at all businesses, especially at DSM Agro in line with the international fertilizer prices.

Operating profit

The operating profit from continuing operations amounted to EUR 276 million, an increase of 19% compared to Q2 2007. This increase underlines the strength of DSM's business, as feedstock and energy costs have increased by EUR 150 million and much lower currency exchange rates versus the Euro had a negative effect of some EUR 25 million (after hedging). On top of this there was the negative effect of the phasing-out of some contracts relating to the Roche acquisition and the higher innovation expenditure. All of this was more than compensated for by substantially higher sales volumes and selling prices across the portfolio.

Business review by cluster

Nutrition

second quarter		*in EUR million*	**first half**	
2008	2007		2008	2007
689	570	Net sales	1,341	1,123
142	104	Operating profit before depreciation and amortization	252	198
109	73	Operating profit	188	136

Nutrition benefited from changing dynamics in the vitamin business. Organic sales growth was 29% and EBITDA margin improved to 20.6% (18.2% in Q2 2007).

Prices for vitamin A, E and C increased further in Q2, and prices for some of the B vitamins also trended upwards. This good pricing strength is a result of DSM's successful innovation and differentiation activities to focus on quality, the breadth of its product portfolio, higher costs at competitors and a more even balance between supply and demand in a number of key products. Continued good pricing strength is expected to be maintained.

DSM Nutritional Products' operating profit strongly increased as a result of higher volumes and margins despite the negative impact of the US dollar, higher feedstock and energy costs and the phasing-out of the Roche contracts.

The operating profit of DSM Food Specialties was equal to last year's.

Pharma

second quarter 2008	2007	*in EUR million*	**first half** 2008	2007
237	230	Net sales	444	427
45	49	Operating profit before depreciation and amortization	68	76
29	30	Operating profit	37	38

Organic sales growth was 9% due to higher sales volumes, mainly at DSM Pharmaceutical Products, and higher selling prices at DSM Anti-Infectives.

Operating profit was slightly below Q2 2007, being the balance of a lower result at DSM Pharmaceutical Products and a higher result at DSM Anti-Infectives. The lower result at DSM Pharmaceutical Products was caused by the phasing out of Roche contracts and a lower production level. At DSM Anti-Infectives the rebound in prices that had started in Q1 was maintained, although partly offset by a weaker US dollar.

Performance Materials

second quarter 2008	2007	*in EUR million*	**first half** 2008	2007
624	606	Net sales	1,225	1,201
90	93	Operating profit before depreciation and amortization	191	188
70	73	Operating profit	150	148

Within DSM Performance Materials is experiencing most of the economic headwind, as a result of a noticeable slowdown in some important end markets (automotive, E&E and paint), higher feedstock and energy costs and a weak US dollar. In this context the cluster is managing well. All three business groups contributed to the organic sales growth of 7%.

Operating profit was only slightly lower than last year. DSM Engineering Plastics' profit was lower because of decreasing margins due to higher raw-material prices and lower currency exchange rates, and DSM Resins' profit was lower because of negative exchange-rate effects. This was almost fully compensated for by the continuous growth at DSM Dyneema.

Polymer Intermediates

second quarter 2008	2007	*in EUR million*	first half 2008	2007
326	299	Net sales	668	614
32	27	Operating profit before depreciation and amortization	78	64
26	21	Operating profit	66	52

Organic sales growth was 17%. Higher sales volumes and selling prices were partly offset by weaker currencies.

The higher sales volumes were driven by the expanded production capacity for acrylonitrile and solid demand for both caprolactam (with the exception of the US, because of weakness in the construction and automotive markets) and acrylonitrile. Due to a good supply-demand situation, prices were increased further in all markets, but offset by higher raw-material costs. Fixed costs were higher due to some planned plant turnarounds. On balance the operating profit was clearly higher.

Base Chemicals and Materials

second quarter 2008	2007	*in EUR million*	first half 2008	2007
437	376	Net sales	841	724
84	69	Operating profit before depreciation and amortization	149	114
65	51	Operating profit	113	80

Organic sales growth for Base Chemicals and Materials was 18% due to higher prices and despite lower sales volumes.

DSM Agro and DSM Energy in particular posted higher operating profits. The fertilizer market is extremely tight, which is reflected in much higher prices. The unplanned outage of the ammonia plant, communicated on 7 July, is insured and will not materially affect DSM Agro's operating profit. The operating profit of DSM Energy increased because of the higher prices for oil and natural gas. DSM Melamine's operating profit remained at the level of Q2 2007. DSM Elastomers' operating profit decreased due to lower margins caused by higher feedstock costs and the lower US dollar.

Other activities

second quarter 2008	2007	*in EUR million*	first half 2008	2007
117	96	Net sales	242	212
-11	-8	Operating profit before depreciation and amortization	-20	-12
-23	-17	Operating profit	-42	-30

The captive insurance company will be covering part of the costs of the unplanned ammonia plant outage. Only a limited part of the expected total cost of EUR 25-30 million has been recognized in Q2 and the major part will become visible in Q3. Other reasons for the lower operating profit are higher costs for share-based payments (higher share price) and higher innovation expenditure.

Net profit
Net profit before exceptional items increased compared to 2007, from EUR 158 million to EUR 193 million (+22%).

Earnings per share increased to EUR 1.15 per ordinary share (+34%) thanks to the higher net profit and the share buy-back.

Net finance costs amounted to EUR 18 million, which represents an increase of EUR 3 million compared to the previous year. The impact of a higher net debt was partly compensated for by favorable exchange-rate and interest-rate effects.

At 25%, the *effective tax rate* in 2008 was at the level of 2007.

Cash flow, capital expenditure and financing
Cash flow from operating activities amounted to EUR 281 million in the first half of 2008. Cash flow was negatively affected by a strong increase in operating working capital. This increase was mainly caused by the strong growth in sales (11%) in the first half of 2008, but also by the seasonal increase in operating working capital in the first half year (operating working capital to sales ratio increasing from 21.4% to 22.5%), which is expected to fade away again in the second half of the year.

Capitalization of capital expenditure amounted to EUR 150 million in Q2, which is clearly above the level of depreciation and amortization (EUR 106 million).

Compared to year-end 2007, net debt increased by EUR 394 million in 2008 and stood at EUR 1,732 million. The increase was mainly due to the share buy-back, the payment of final dividend for 2007 and acquisitions. Gearing (net debt / equity plus net debt) increased to 25%.

Share buy-back program
After the publication of the Q1 2008 results DSM resumed the execution of the share buy-back program of EUR 750 million that the company had announced in September 2007. The total number of shares repurchased under the second phase of this program up to and including 8 July amounted to 6.6 million shares for a total consideration of EUR 250 million, as announced on 29 April 2008. During the remainder of 2008 no further shares will be bought back under this program.

Interim dividend
It has been decided to pay out an interim dividend of EUR 0.40 per ordinary share for the year 2008 (2007: EUR 0.33). This represents one third of the total dividend paid out for 2007. The interim dividend is no indication of the total dividend for 2008. The interim dividend for 2008 will be paid out in cash on 22 August 2008.

Workforce
The workforce increased overall by 414, from 23,254 at year-end 2007 to 23,668 at the end of Q2 2008. This was due to acquisitions (+245) and capacity expansions (+169).

Progress update on DSM Strategy *Vision 2010*
DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy will see the transformation of DSM into a Life Sciences and Materials Sciences company capable of sustainable growth.

The key drivers for growth – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.

In the second quarter DSM announced the acquisition of The Polymer Technology Group (PTG) to expand its fast growing biomedical materials business at the crossroads of Life Sciences and Materials Sciences. PTG expects to realize approximately USD 40 million in net sales in 2008 with an above-average operating profit margin. The acquisition was completed on 28 May 2008.

Earlier this month, DSM announced the acquisition of the business and substantially all of the assets of Valley Research, Inc. (USA) to reinforce its leading global position in food enzymes. The acquisition has been completed.

A number of investments aimed at future profitable growth were announced during the quarter, such as plans for the largest investment program ever for DSM Dyneema. DSM Composite Resins embarked on an extensive engineering study that could lead to a large expansion of its manufacturing facilities in Compiègne (France).

In Q2 2008 sales in China amounted to almost USD 330 million (first half 2008: USD 630 million), which represents an increase of 33% (first half 2008: 35%) relative to the comparable period of last year.

In China, DSM Powder Coating Resins opened an R&D facility and DSM Desotech opened its newly expanded ink manufacturing facility. DSM NeoResins+ finalized the construction of its new plant for the production of waterborne acrylic resins in China.

As a result of the accelerated shift towards Life Sciences and Materials Sciences, DSM announced that a number of businesses which do not fit in with the accelerated strategy will be carved out and divested. This process started at the end of 2007. The carve-out is on schedule and is expected to be completed by the end of August 2008, with the divestment process commencing thereafter.

The intended sale of DSM Special Products to Arsenal Capital Partners, which was announced in the first quarter, has been delayed as a result of regulatory inquiries.

In the area of sustainability the Dalry (Scotland) based vitamin manufacturing facility has been awarded the Carbon Trust Standard certification, the world's first accreditation scheme designed to allow companies to measure the carbon footprint of their operations. DSM Engineering Plastics launched a "Green Portfolio" of engineering materials for new halogen-free applications.

During the quarter, DSM announced and introduced many new innovations. The highlights can be found in an appendix to this press release.

Outlook

The general economic outlook appears to be worsening, the financial markets continue to be volatile, feedstock and energy prices continue to rise, inflation is gaining momentum and the US dollar remains very weak. Despite this backdrop, and the headwinds that it brings with it, DSM remains very positive about the outlook for the remainder of 2008. The changes that have driven improved profitability in vitamins are expected to benefit the Nutrition business for the rest of the year and beyond. Elsewhere businesses such as DSM Agro continue to enjoy strong demand and high prices. Performance Materials and Polymer Intermediates are expected to show resilience against the deteriorating economic conditions.

As a result, based on the currently available information and barring unforeseen circumstances, DSM is raising its guidance on operating profit from continuing operations for the year to around EUR 970 million, with potential upside. The excellent performance of the Nutrition business during Q2 is expected to be sustained. Any upside beyond the indicated EUR 970 million may come from continuing strength at DSM Agro and a more positive development of the business conditions in Performance Materials and Polymer Intermediates than is currently expected.

Heerlen, 29 July 2008

The Managing Board of Directors

Important dates

Ex-dividend date (interim dividend 2008):	Wednesday, 30 July 2008
Record date (interim dividend 2008):	Friday, 1 August 2008
Interim dividend 2008 made payable:	Friday, 22 August 2008
Annual Analysts' Conference:	25-26 September 2008
Publication of third-quarter results:	Monday, 27 October 2008
Annual Report 2008:	Wednesday, 18 February 2009
Annual General Meeting:	Wednesday, 25 March 2009

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information
DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com

Condensed consolidated statement of income for the second quarter

second quarter 2008			in EUR million	second quarter 2007		
before exceptional items	exceptional Items	total		before exceptional items	exceptional Items	total
2,456	-	2,456	net sales	2,198	-	2,198
383	-	383	operating profit before depreciation and amortization (EBITDA)	331	-1	330
277	-	277	operating profit (EBIT)	227	-151	76
1	-	1	operating profit from discontinued operations	-4	-	-4
276	-	276	operating profit from continuing operations	231	-151	80
-18	-	-18	net finance costs	-15	-	-15
0	-	0	share of the profit of associates	0	-	0
258	-	258	profit before income taxation expense	216	-151	65
-65	-	-65	income tax expense	-53	40	-13
193	-	193	net profit from continuing operations	163	-111	52
1	-	1	net profit from discontinued operations	-3	-	-3
194	-	194	profit for the period	160	-111	49
-1	-	-1	minority interests	-2	-	-2
193	-	193	net profit	158	-111	47
193	-	193	net profit	158	-111	47
-2	-	-2	dividend on cumulative preference shares	-2	-	-2
191	-	191	net profit used for calculating earnings per share	156	-111	45
106	-	106	depreciation and amortization	104	150	254
297	-	297	cash flow	260	39	299
		150	capital expenditure			99
		119	acquisitions			-
			per ordinary share in EUR*:			
1.15	-	1.15	- net earnings, total DSM	0.85	-0.61	0.24
1.15	-	1.15	- net earnings, continuing operations	0.86	-0.61	0.25
1.79	-	1.79	- cash flow	1.41	0.21	1.62
		165.7	average number of ordinary shares (x million)			183.9
		162.6	number of ordinary shares, end of period (x million)			179.9
		23,668	workforce at end of period			**23,254
		7,248	of which in the Netherlands			**7,219

* After deduction of dividend on cumulative preference shares.
** Year-end 2007.

This quarterly report has not been audited.

Condensed consolidated statement of income for the first half

first half 2008			in EUR million	first half 2007		
before exceptional items	exceptional Items	total		before exceptional items	exceptional Items	total
4,814	-	4,814	net sales	4,344	-	4,344
721	-	721	operating profit plus depreciation and amortization (EBITDA)	626	-1	625
514	-	514	operating profit (EBIT)	419	-151	268
2	-	2	operating profit from discontinued operations	-5	-	-5
512	-	512	operating profit from continuing operations	424	-151	273
-36	-	-36	net finance costs	-32	-	-32
0	-	0	share of the profit of associates	-1	-	-1
476	-	476	profit before income taxation expense	391	-151	240
-119	-	-119	income tax expense	-97	40	-57
357	-	357	net profit from continuing operations	294	-111	183
1	-	1	net profit from discontinued / discontinuing operations	-4	-	-4
358	-	358	profit for the year	290	-111	179
-3	-	-3	minority interests	-4	-	-4
355	-	355	net profit	286	-111	175
355	-	355	net profit	286	-111	175
-5	-	-5	dividend on cumulative preference shares	-5	-	-5
350	-	350	net profit used for calculating earnings per share	281	-111	170
207	-	207	depreciation and amortization	207	150	357
557	-	557	cash flow	488	39	527
		248	capital expenditure			179
		145	acquisitions			26
			per ordinary share in EUR*:			
2.10	-	2.10	- net earnings, total DSM	1.52	-0.60	0.92
2.10	-	2.10	- net earnings, continuing operations	1.54	-0.60	0.94
3.35	-	3.35	- cash flow	2.64	0.21	2.85
		166.3	average number of ordinary shares (x million)			184.6
		162.6	number of ordinary shares, end of period (x million)			179.9
		23,668	workforce at end of period			**23,254
		7,248	of which in the Netherlands			**7,219

* After deduction of dividend on cumulative preference shares.
** Year-end 2007.

This quarterly report has not been audited.

Consolidated balance sheet

in EUR million	30 June 2008		31 December 2007	
intangible assets	1,160		1,037	
property, plant and equipment	3,392		3,440	
deferred tax assets	287		346	
prepaid pension costs	1,174		1,169	
associates	20		20	
other financial assets	167		126	
non-current assets		6,200		6,138
inventories	1,632		1,547	
trade receivables	1,956		1,452	
other receivables	113		235	
financial derivatives	110		83	
current investments	4		4	
cash and cash equivalents	372		369	
current assets		4,187		3,690
assets held for sale		80		-
total assets		10,467		9,828

in EUR million	30 June 2008		31 December 2007	
shareholders' equity	5,197		5,310	
minority interests	74		73	
equity		5,271		5,383
deferred tax liabilities	363		344	
employee benefits liabilities	258		273	
provisions	170		170	
borrowings	1,375		1,560	
other non-current liabilities	63		35	
non-current liabilities		2,229		2,382
employee benefits liabilities	18		9	
provisions	92		91	
borrowings	780		192	
financial derivatives	63		42	
trade payables	1,399		1.124	
other current liabilities	569		605	
current liabilities		2,921		2,063
liabilities held for sale		46		-
total equity and liabilities		10,467		9,828

	30 June 2008	31 December 2007
capital employed	6,285	5,982
equity / total assets	50%	55%
net debt	1,732	1,338
gearing (net debt / equity plus net debt)	25%	20%
operating working capital (OWC)	2,189	1,875
OWC / 4 x quarterly net sales	22.5%	21.4%

This quarterly report has not been audited.

Condensed consolidated cash flow statement

in EUR million		first half 2008		2007
Cash and cash equivalents at beginning of period		369		552
Operating activities:				
- net profit plus depreciation and amortization	562		532	
- change in operating working capital	-356		-213	
- other changes	75		-27	
	---------		---------	
cash flow from operating activities		281		292
Investing activities:				
- capital expenditure	-258		-163	
- acquisitions	-87		-26	
- sale of subsidiaries	-		-	
- divestments	8		17	
- other changes	-41		-	
	---------		---------	
net cash from investing activities		-378		-172
dividend		-152		-131
net cash from financing activities		257		-202
effects of changes in consolidation and exchange differences		-5		1
		---------		---------
Cash and cash equivalents at end of period		372		340

Condensed statement of changes in shareholders' equity

in EUR million	first half 2008	2007
Balance at beginning of period	5,310	5,784
Changes:		
- net profit	355	175
- exchange differences, net of income tax expenses	-45	-34
- dividend	-228	-199
- repurchase of ordinary shares	-217	-250
- proceeds from reissue of ordinary shares	34	36
- other changes	-12	12
	---------	---------
Balance at end of period	5,197	5,524

This quarterly report has not been audited.

Appendix

Examples of DSM's innovation initiatives in Q2 2008:

Nutrition:

- DSM announced a unique, integrated approach to egg production and processing. Comprising a range of DSM products, it delivers significant advantages at every stage of the egg production process – from animal nutrition through to diagnostics and processing.
- Fabuless™, the successful weight management ingredient, was selected as the key ingredient in SlimShots™, a new sugar-free supplement shot on the US market.

Pharma:

- DSM Biologics and Crucell announced another breakthrough in the production of IgG antibodies using the PER.C6® technology. A record yield of over 27 grams per liter was achieved by employing the PER.C6® human cell line and proprietary XD™ technology.

Performance Materials:

- DSM Engineering Plastics announced the introduction of Akulon® Ultraflow™ with added gloss and surface aesthetics used to replace conventional metals in structural applications where a high-modulus material is needed.
- DSM Engineering Plastics also announced a new grade in Stanyl®, a special grade with very high stiffness and outstanding wear resistance, suited for taking very high loads in sliding and roller bearing applications.
- DSM Dyneema revealed a new technology platform for light-weight vehicle armor.
- At the Berlin Air Show DSM Dyneema introduced the world's lightest military air cargo net, together with customer Capewell Components LLC.
- DSM Composite Resins launched a new grade of turane resins, which can be cured at room temperature and used in composite parts for the LH-10 Ellipse aircraft.
- DSM NeoResins+ introduced the DECOVERY™ product range, a new generation of high-performance, and environmentally sustainable resins for the decorative paint market exceeding environmental and technical requirements of solvent emission legislation. DSM NeoResins+ also introduced a new product range based on energy curing technologies for the Adhesives & Graphic Arts industry.

Other innovation milestones:

- DSM Biomedical will receive funding from the Biomedical Materials Program (BMM), a Dutch public-private partnership in biomedical materials. BMM has allocated over EUR 50 million to seven R&D projects, four of which were initiated by DSM Biomedical.
- Stanyl® Super Flow was awarded the European Process Enhanced Engineering Plastics Excellence in technology Award by Frost & Sullivan.
- The first prize in the DSM Science & Technology Awards (North) was presented to Belgian researcher Maarten Roeffaers. The first prize in the DSM Science & Technology Awards (South) went to German researcher Andreas Walther.
- The DSM Performance Materials Award 2008 was presented to Professor Craig J. Hawker, one of the world's leading scientists in the field of polymeric performance materials.

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